

Snake Oil Song



DEEP IN THE AMAZON JUNGLE, A MYSTERIOUS MAN SPENDS HIS DAYS HUNTING THE ANACONDA THAT ATE HIS DOG…

A film by Micah Van Hove
Introducing Guillermo Subauste
Executive Producer Jim Cummings
Executive Producer Benjamin Wiessner
Co-Producer Estephania Bonnett Alonso
Co-Producer Brett Pedersen
Co-Producer Juan Pablo Caballero
DoP Angello Faccini
Production Designer César Montoya
Screenplay Jeffrey Reeser





THIS IS **CHINO.**

A TRANSPORTER **(AN "ANT")** FOR AN ILLEGAL GOLD MINING ORGANIZATION.



HE IS CONSUMED BY ONE THING: **FINDING THE SNAKE THAT KILLED HIS DOG.**



TOGETHER WITH HIS DIM-WITTED PARTNER **POÁLO**, CHINO SETS **TRAPS FOR THE BASTARD SNAKE** ALONG THE RIVERBANKS.



FOR EXTRA MONEY, THEY ESCORT TRAVELERS ACROSS THE RIVER.



ONE DAY WHILE ESCORTING AN AMERICAN SCIENTIST ACROSS THE RIVER, THEY ALL SEE SOMETHING THEY SHOULDN'T...





AVOIDING FURTHER TROUBLE, CHINO LAYS LOW AT HIS SHANTY.





VISIONS OF HIS DEAD DOG PLAGUE HIS MIND AND DREAMS...



WHEN THE BODY OF THE SCIENTIST IS FOUND IN ONE OF CHINO'S SNAKE TRAPS, ALARM BELLS GO OFF WITHIN THE MINING ORGANIZATION.



LOCAL & INTERNATIONAL PRESS OVER **THE DEATH OF THE SCIENTIST** BRINGS UNWANTED ATTENTION TO THE DEFORESTATION AND MINING IN THE REGION.



AS A PUNISHMENT, CHINO IS GIVEN A CELL PHONE BY THE ORGANIZATION AND TOLD TO PICK UP **WHENEVER IT RINGS.**




NOW TRACKABLE AND UNDER MOUNTING PRESSURE, CHINO
HAS NO CHOICE BUT TO GET IN DEEPER…



AS NEWS TRAVELS FAST, POLITICIANS AND
POLICE TRY TO KEEP THINGS UNDER CONTROL.
MORE CELL PHONE TOWERS ARE ERECTED…







MEANWHILE, MANY LOCALS BELIEVE THE JUNGLE HAS BEGUN OUTGASSING POISONOUS ANTI-HUMAN VAPORS…





CHINO REMAINS ON THE HUNT FOR THE ANACONDA
— BUT WHO IS HUNTING WHO?







SUDDENLY, CHINO FINDS HIMSELF DEEP IN THE THROES OF **AN AFFAIR WITH EVIL.**



HIS ONLY ENEMY IS HIMSELF.

HIS ONLY WAY OUT IS THROUGH.



SNAKE OIL SONG IS AN EXHILARATING AND EXISTENTIAL MURDER MYSTERY IN THE JUNGLE, INSPIRED BY HYBRID FICTION AND HARD-BOILED FILM-NOIR TRADITION.



THE PRODUCTION WILL BE UTILIZING NEWCOMER TALENT **GUILLERMO SUBAUSTE** AND LOCAL CASTING THROUGHOUT ON-LOCATION PHOTOGRAPHY IN HONDA, COLOMBIA.









DIRECTOR
MICAH VAN HOVE

"IN MAY OF 2018 I ATTENDED A WORKSHOP WITH 48 INTERNATIONAL FILMMAKERS LIVING IN THE PERUVIAN JUNGLE WITH WERNER HERZOG. THERE WE MADE SHORT FILMS AND STUDIED UNDER ONE OF THE MOST ENIGMATIC MASTERS OF HYBRID-DOCUMENTARY FILMMAKING. NOT ONLY DID THAT TRIP PROVIDE A CHALLENGING FILMMAKING EXPERIENCE, BUT I FELL IN LOVE WITH SOUTH AMERICA AND, MOST OF ALL, THE VEXING LURE OF THE JUNGLE. I HIRED A FREELANCE TRANSLATOR TO WORK WITH ME ON A SHORT FILM. WITHIN 30 MINUTES OF SHOOTING, I REPLACED MY AND USED THE TRANSLATOR AS MY ACTOR INSTEAD. AFTER OUR SHORT FILM *DEL ARCO VACÍO* FINISHED #1 OUT OF THE PROGRAM AND WITH THE DISCOVERY OF GUILLERMO "CHINO" SUBAUSTE, I HAVE BEEN BUILDING A PROJECT FOR US ON A LARGER CANVAS. THE THEME FOR THE WORKSHOP WAS "FEVER DREAMS IN THE JUNGLE," AND I'VE BEEN FEVER-DREAMING ABOUT THIS PROJECT EVER SINCE."





EXECUTIVE PRODUCER
JIM CUMMINGS
JIM CUMMINGS WON THE 2016 **SUNDANCE AND 2018 SXSW GRAND JURY PRIZES FOR FILM**. HE HAS DIRECTED AND PRODUCED OVER 20 SHORT FILMS AND HAS GONE ON TO INSPIRE A FAST-APPROACHING GENERATION OF YOUNG AMERICAN FILMMAKING TALENT.

EXECUTIVE PRODUCER
BENJAMIN WEISSNER
PRODUCER OF *THUNDER ROAD, A MORNING LIGHT, BEAST BEAST* AND CO-FOUNDER OF THE **SHORT TO FEATURE LAB**, BENJAMIN IS ONE OF THE SMARTEST AND KINDEST PRODUCERS IN THE BIZ.







CO-PRODUCER

ESTEPHANIA BONNETT ALONSO

ACKNOWLEDGED BY WERNER HERZOG AS PROMINENT ARTIST OF 2018. CO-PRODUCER OF THE FEATURE FILM BARACOA PREMIERED AT BERLINALE 2019 AND WINNER AT MÁLAGA FF AND SHEFFIELD DOC/FEST. PRODUCER OF WORKSHOPS FOR EMERGING TALENT ALONGSIDE GREAT MASTERS OF CINEMA SUCH AS ABBAS KIAROSTAMI AND WERNER HERZOG. SELECTED AS AN EMERGING PRODUCER IN THE INTERNATIONAL FILM FESTIVALS OF ROTTERDAM AND JIHLAVA.



CO-PRODUCER / ASSISTANT DIRECTOR

JUAN PABLO CABALLERO

JUAN PABLO IS A PROFESSIONAL ROCK CLIMBER AND COMMERCIAL DIRECTOR BASED IN BOGOTÁ, COLOMBIA, AND WINNER OF BEST SHORT FILM AT THE 2019 COLOMBIAN FILM FESTIVAL NEW YORK. JUAN PABLO ENJOYS WORKING IN REMOTE PLACES AND WILLINGLY ACCEPTS THE OCCASIONAL AND UNEXPECTED GIFTS FROM NATURE.



CO-PRODUCER

BRETT PEDERSEN

CO-PRODUCER OF THE 2019 CATALYST FESTIVAL'S AWARD WINNING DRAMA PILOT *CHOSEN* AND A SELECTION AT THE 2019 AUSTIN FILM FEST, JACK-OF-ALL-TRADES FILMMAKER BRETT PEDERSEN HAS A THIRST FOR ADVENTURE AND GETTING THINGS DONE. BRETT'S GOOD VIBES MAKE HIM A WELCOME ADDITION TO ANY CHALLENGE — HE'S CANADIAN, FOR GOD'S SAKE.



DIRECTOR OF PHOTOGRAPHY
ANGELLO FACCINI
A DIRECTOR AND CINEMATOGRAPHER BASED IN BOGOTÁ, COLOMBIA. ANGELLO STUDIED FILMMAKING AT ESCAC IN BARCELONA. WINNER OF BEST DOCUMENTARY SHORT AT THE 2018 PALM SPRINGS SHORT FEST AND NOMINATED FOR SHORT FILM GRAND JURY PRIZE AT SUNDANCE 2018 FOR *DULCE.*



PRODUCTION DESIGNER
CÉSAR MONTOYA
ART DIRECTOR OF *LOST CITY OF Z* (2016) AND *ESCOBAR* (2017), CÉSAR IS CURRENTLY PART OF *THE COLLECTIVE OF FILM ART DIRECTORS OF COLOMBIA*, WHICH SEEKS TO STRENGTHEN AND ENRICH THE PROCESSES RELATED TO THE ART DIRECTION AND TRAIN NEW PROFESSIONALS IN COLOMBIAN CINEMATOGRAPHY.



SCREENWRITER
JEFFREY REESER
EDITOR OF FIVE FEATURE FILMS (TAKE NONE GIVE NONE, SHADOW OF A GUN) AND HAS WRITTEN TWO PRODUCED SCREENPLAYS BY THE AGE OF 27. WINNER OF AUDIENCE AWARD AT 2018 KNOXVILLE FILM FEST FOR *SHADOW OF A GUN*.



PROD.
SNAKE OIL SONG-TEST
ROLL
CHAP.
SHOT
TAKE
A 1
1
DIRECTOR
MICAH VAN HOVE
D.P
ANGELLO FACCINI

Contact
Micah Van Hove
umuima@gmail.com
+1 805-746-7161

"How long can a man remain in the shade of an evil tree?"
PLAY LAB FILMS







